The Board of Directors
Prime Bancorp, Inc.:


We consent to incorporation by reference in the registration statements
(Nos. 333-57637 and 33-33307) on Form S-8 of Prime Bancorp, Inc. of our report dated June 1, 1998, relating to the statements of net assets available for plan benefits of Prime Bancorp, Inc. Retirement Savings Plan as of December 31,
1997 and 1996, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 11-K of Prime Bancorp, Inc.




/s/ KPMG Peat Marwick LLP
Philadelphia, PA  19103


June 26, 1998